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                             November 25, 2020

       Jaume Pons, Ph.D.
       Chief Executive Officer
       ALX Oncology Holdings Inc.
       866 Malcolm Road, Suite 100
       Burlingame, California 94010

                                                        Re: ALX Oncology
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Submitted on
November 24, 2020
                                                            CIK No. 0001810182

       Dear Dr. Pons:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Christina L. Poulsen